SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 10) (1)

Wickes, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

967 446 10 5

(CUSIP Number)

Gary M. Goltz

Imagine Investments, Inc.

8150 North Central Expressway, Suite 1901

Dallas, Texas 75206

(214) 365-1905

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Sally A. Schreiber

Munsch Hardt Kopf & Harr, P.C.

4000 Fountain Place

1445 Ross Avenue

Dallas, Texas 75202

(214) 855-7500

January 12, 2004

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box .  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1)	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see, the Notes).

CUSIP No. 967 446 10 5

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Imagine Investments, Inc. 75-2709444

2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3)	SEC Use Only

4)	Source of Funds (See Instructions) WC

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	(7) Sole Voting Power — (8) Shared Voting Power 3,879,743* (9) Sole Dispositive Power — (10) Shared Dispositive Power 3,879,743*

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,879,743*

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒

13)	Percent of Class Represented by Amount in Row (11) 46.7%

14)	Type of Reporting Person (See Instructions) CO

*	Does not include any shares of the Issuer owned by Robert T. Shaw, President and a director of Imagine Investments, Inc.

CUSIP No. 967 446 10 5

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Stone Investments, Inc. 86-0740106

2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3)	SEC Use Only

4)	Source of Funds (See Instructions) WC

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power — (8) Shared Voting Power 3,879,743* (9) Sole Dispositive Power — (10) Shared Dispositive Power 3,879,743*

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,879,743*

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒

13)	Percent of Class Represented by Amount in Row (11) 46.7%

14)	Type of Reporting Person (See Instructions) HC, CO

*	Does not include any shares of the Issuer owned by Robert T. Shaw, President and a director of Imagine Investments, Inc.

CUSIP No. 967 446 10 5

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Stone Capital, Inc. 75-2262907

2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3)	SEC Use Only

4)	Source of Funds (See Instructions) WC

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power — (8) Shared Voting Power 3,879,743* (9) Sole Dispositive Power — (10) Shared Dispositive Power 3,879,743*

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,879,743*

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒

13)	Percent of Class Represented by Amount in Row (11) 46.7%

14)	Type of Reporting Person (See Instructions) HC, CO

*	Does not include any shares of the Issuer owned by Robert T. Shaw, President and a director of Imagine Investments, Inc.

CUSIP No. 967 446 10 5

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Stone Holdings, Inc. 75-2681508

2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3)	SEC Use Only

4)	Source of Funds (See Instructions) WC

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power — (8) Shared Voting Power 3,879,743* (9) Sole Dispositive Power — (10) Shared Dispositive Power 3,879,743*

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,879,743*

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒

13)	Percent of Class Represented by Amount in Row (11) 46.7%

14)	Type of Reporting Person (See Instructions) HC, CO

*	Does not include any shares of the Issuer owned by Robert T. Shaw, President and a director of Imagine Investments, Inc.

CUSIP No. 967 446 10 5

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) P.S.F. Holdings Limited Partnership

2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3)	SEC Use Only

4)	Source of Funds (See Instructions) WC

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6)	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power — (8) Shared Voting Power 3,879,743* (9) Sole Dispositive Power — (10) Shared Dispositive Power 3,879,743*

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,879,743*

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒

13)	Percent of Class Represented by Amount in Row (11) 46.7%

14)	Type of Reporting Person (See Instructions) HC, PN

*	Does not include any shares of the Issuer owned by Robert T. Shaw, President and a director of Imagine Investments, Inc.

CUSIP No. 967 446 10 5

1)

Names of Reporting Persons

I.R.S. Identification Nos. of Above Persons (entities only)

The Marital Trust established pursuant to the provisions of Section 3 of Article 3 of the agreement establishing the James M. Fail Living Trust.

2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3)	SEC Use Only

4)	Source of Funds (See Instructions) WC

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6)	Citizenship or Place of Organization Alaska

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power — (8) Shared Voting Power 3,879,743* (9) Sole Dispositive Power — (10) Shared Dispositive Power 3,879,743*

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,879,743*

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒

13)	Percent of Class Represented by Amount in Row (11) 46.7%

14)	Type of Reporting Person (See Instructions) HC, OO

*	Does not include any shares of the Issuer owned by Robert T. Shaw, President and a director of Imagine Investments, Inc.

CUSIP No. 967 446 10 5

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) James M. Fail Living Trust

2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3)	SEC Use Only

4)	Source of Funds (See Instructions) WC

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6)	Citizenship or Place of Organization Alaska

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power — (8) Shared Voting Power 3,879,743* (9) Sole Dispositive Power — (10) Shared Dispositive Power 3,879,743*

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,879,743*

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒

13)	Percent of Class Represented by Amount in Row (11) 46.7%

14)	Type of Reporting Person (See Instructions) HC, OO

*	Does not include any shares of the Issuer owned by Robert T. Shaw, President and a director of Imagine Investments, Inc.

CUSIP No. 967 446 10 5

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) James M. Fail

2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3)	SEC Use Only

4)	Source of Funds (See Instructions) WC

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	(7) Sole Voting Power — (8) Shared Voting Power 3,879,743* (9) Sole Dispositive Power — (10) Shared Dispositive Power 3,879,743*

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,879,743*

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒

13)	Percent of Class Represented by Amount in Row (11) 46.7%

14)	Type of Reporting Person (See Instructions) HC, IN

*	Does not include any shares of the Issuer owned by Robert T. Shaw, President and a director of Imagine Investments, Inc.

CUSIP No. 967 446 10 5

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Winn Holdings, LLC 75-2891040

2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3)	SEC Use Only

4)	Source of Funds (See Instructions) WC

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6)	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned By Each Reporting Person With	(7) Sole Voting Power — (8) Shared Voting Power 3,879,743* (9) Sole Dispositive Power — (10) Shared Dispositive Power 3,879,743*

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,879,743*

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒

13)	Percent of Class Represented by Amount in Row (11) 46.7%

14)	Type of Reporting Person (See Instructions) HC, OO

*	Does not include any shares of the Issuer owned by Robert T. Shaw, President and a director of Imagine Investments, Inc.

CUSIP No. 967 446 10 5

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Kathryn Fail Luttrull

2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3)	SEC Use Only

4)	Source of Funds (See Instructions) WC

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	(7) Sole Voting Power — (8) Shared Voting Power 3,879,743* (9) Sole Dispositive Power — (10) Shared Dispositive Power 3,879,743*

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,879,743*

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒

13)	Percent of Class Represented by Amount in Row (11) 46.7%

14)	Type of Reporting Person (See Instructions) HC, IN

*	Does not include any shares of the Issuer owned by Robert T. Shaw, President and a director of Imagine Investments, Inc.

SCHEDULE 13D/A

This Amendment No. 10 to Schedule 13D filed on October 15, 1998, with the Securities and Exchange Commission, as amended by that certain Amendment No. 1 to Schedule 13D filed on November 24, 1998, that certain Amendment No. 2 to Schedule 13D filed on January 19, 1999, that certain Amendment No. 3 to Schedule 13D filed on February 8, 1999, that certain Amendment No. 4 to Schedule 13D filed on September 18, 2001, that certain Amendment No. 5 to Schedule 13D filed on February 6, 2002, that certain Amendment No. 6 to Schedule 13D filed on August 27, 2002, that certain Amendment No. 7 to Schedule 13D filed on April 21, 2003, that certain Amendment No. 8 to Schedule 13D filed on October 30, 2003, and that certain Amendment No. 9 to Schedule 13D filed on December 12, 2003 (as so amended, the “Schedule 13D”), with respect to the common stock, par value $.01 per share, of Wickes, Inc., a Delaware corporation (the “Issuer”). The Schedule 13D is hereby incorporated by reference for all purposes. Capitalized terms used but not defined herein shall have the meanings subscribed to them on Schedule 13D.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a) This statement is filed by (i) Imagine Investments, Inc., a Delaware corporation (“Imagine Investments”), (ii) Stone Investments, Inc., a Delaware corporation (“Stone Investments”), (iii) Stone Capital, Inc., a Delaware corporation (“Stone Capital”), (iv) Stone Holdings, Inc., a Delaware corporation (“Stone Holdings”), (v) P.S.F. Holdings Limited Partnership, a Texas limited partnership (“P.S.F.”), (vi) the Marital Trust established pursuant to the provisions of Section 3 of Article B of the agreement establishing the James M. Fail Living Trust (the “Marital Trust”), (vii) James M. Fail Living Trust (the “Living Trust”), (viii) James M. Fail, (ix) Winn Holdings, LLC, a Texas limited liability company (“Winn Holdings”), and (x) Kathryn Fail Luttrull (collectively, the “Reporting Persons”).

Imagine Investments is a wholly-owned subsidiary of Stone Investments. Stone Investments is a wholly-owned subsidiary of Stone Capital. Stone Capital is a wholly-owned subsidiary of Stone Holdings. Each of the Marital Trust, Living Trust, and P.S.F. owns approximately 25%, 45%, and 30%, respectively, of the common stock of Stone Holdings. Additionally, the Marital Trust and the Living Trust own, in the aggregate, approximately 22.6% of the preferred stock of Stone Holdings. Mr. Fail is a trustee of each of the Marital Trust and the Living Trust and has sole voting and dispositive power with respect to each of such trusts. Winn Holdings has a 1.3645% general partnership interest in and is the general partner in P.S.F. Kathryn Fail Luttrull is the sole member and manager of Winn Holdings.

(b) The business address of each of the Reporting Persons is c/o Stone Investments, Inc., 8150 North Central Expressway, Suite 1901, Dallas, Texas 75206.

(c) The principal business of Imagine Investments, Stone Investments, Stone Capital, Stone Holdings, P.S.F., and Winn Holdings is investments, including investing in securities of other entities. The principal business of each of the Marital Trust and Living Trust is to implement and effectuate the investment activities of Mr. Fail and his family, including investing in securities of other entities. The present principal occupation of James M. Fail is Chairman of the Board and Chief Executive Officer of Stone Holdings and serving in other principal positions in certain other of the Reporting Persons as more fully described on Schedule 1 attached hereto and incorporated herein by reference. The present principal occupation of Kathryn Fail Luttrull is manager and sole member of Winn Holdings and serving in other principal positions in certain other of the Reporting Persons as more fully described on Schedule 1 attached hereto and incorporated herein by reference.

(d) During the last five years, none of the Reporting Persons or the Covered Persons (as hereinafter defined) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or the Covered Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The place of organization for each of Imagine Investments, Stone Investments, Stone Capital, and Stone Holdings is Delaware. The place of organization of each of P.S.F. and Winn Holdings is Texas. The place of organization of each of the Marital Trust and the Living Trust is Alaska. The place of citizenship of James M. Fail and Kathryn Fail Luttrull is the United States of America. Unless otherwise indicated on Schedule 1 attached hereto and incorporated herein by reference, the place of citizenship of each of the Covered Persons is the United States of America.

For additional information required by Instruction C to Schedule 13D with respect to the general partners, controlling persons, executive officers, and directors of the foregoing Reporting Persons, to the extent applicable (collectively, “Covered Persons”), please see Schedule 1 attached hereto and incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated to read as follows:

As of October 1, 2003, Imagine Investments and the Issuer entered into a letter agreement, as amended and restated on December 10, 2003 (as amended, the “October 2003 Letter Agreement”) pursuant to which Imagine Investments agreed to provide financing in the form of a loan (the “2003 Loan”) to the Issuer to enable it to make a cash tender offer for its 2003 Senior Subordinated Notes and pursuant to which Imagine Investments could have acquired up to 10,500,000 additional shares of common stock of the Issuer if such 2003 Loan was made. The tender offer was withdrawn by the Issuer on January 12, 2004 and the commitment contained in the October 2003 Letter Agreement expired on January 12, 2004. See Items 5 and 6 below for further discussion of the October 2003 Letter Agreement and the 2003 Loan.

As of November 5, 2003, the Issuer, Imagine Investments, and Robert T. Shaw entered into a voting agreement (“Voting Agreement”) pursuant to which the parties thereto agreed to vote their shares of common stock of the Issuer to consent to the amendment of the Issuer’s Certificate of Incorporation to increase the number of authorized shares of the Issuer’s common stock to permit issuance of the 2003 Loan Shares and, possibly, additional shares. The Voting Agreement terminated on December 31, 2003. The Reporting Persons and Robert T. Shaw previously acknowledged that they may constitute a “group” pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, by virtue of the Voting Agreement. As a result of the termination of the Voting Agreement, the Reporting Persons disclaim membership in a “group” among themselves and with Robert T. Shaw.

The Reporting Persons intend to review on a continuing basis their investment in the Issuer. Each of the Reporting Persons is willing to consider a sale, either in the open market or in one or more privately negotiated transactions, of any or all of the shares that it acquired; a future acquisition of additional control of the business of the Issuer by other means, including a tender offer, merger, or other business combination, open market purchases, private transactions, or otherwise; and transactions pursuant to which employees of the Issuer would obtain equity ownership in the Issuer.

However, except as set forth above, none of the Reporting Persons has any current plans or proposals with respect to any of the following: (a) the acquisition or disposition of securities of the Issuer; (b) any extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving either the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present board of directors or management of the Issuer, including plans or proposal to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter or bylaws that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from any national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of the foregoing. However, the Reporting Persons reserve the right to take any and all such actions in the future.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)	As a result of the transactions described below in Item 6, as of the date of this Amendment No. 10, Imagine Investments is the record owner of 3,879,743 shares of common stock of the Issuer, which shares represent approximately 46.7% of the issued and outstanding shares of the common stock of the Issuer as of October 31, 2003. By virtue of the relationships described in Item 2 of this Schedule 13D, each of the Reporting Persons may be deemed to share the beneficial ownership of all of the shares of common stock of the Issuer beneficially owned by Imagine Investments.

(b)	Imagine Investments has the direct power to vote and direct the disposition of the shares of common stock of the Issuer actually owned by it. By virtue of the relationships described in Item 2 of this Schedule 13D, each of the Reporting Persons may be deemed to share the indirect power to vote and direct the disposition of all of the shares of common stock of the Issuer owned of record by Imagine Investments.

(c)	The commitment contained in the October 2003 Letter Agreement expired on January 12, 2004, and the Voting Agreement was terminated on December 31, 2003.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated to read as follows:

In order to provide a better understanding of the beneficial ownership of common stock of the Issuer by the Reporting Persons, the following chronology is provided:

(a)	Imagine Investments has been, prior to the transactions set forth in Items 6(p) and 6(q) below (the “April 2003 Transactions”), the pledgee of shares of Riverside Group, Inc., a Florida corporation (“Riverside”). Prior to the consummation of the April 2003 Transactions, Riverside owned a significant percentage of the shares of the Issuer and Wilson Financial Corporation currently owns a significant portion of the shares of Riverside. See the Schedule 13D filed by Imagine Investments with respect to Riverside, as the same has been and may be amended from time to time, for more specific information.

(b)

On October 5, 1998, Imagine Investments and Riverside entered into a Stock Purchase Agreement (as amended from time to time, the “Stock Purchase Agreement”), pursuant to which, among other things, (1) Imagine Investments purchased 250,000 shares of common stock of the Issuer from Riverside (3.0% of the outstanding) for $3.25 per share, (2) Riverside granted to Imagine Investments an option (the “Option”) to purchase 750,000 shares of common stock of the Issuer held by Riverside (9.2% of the outstanding) for $3.25 per share (subject to certain limitations that are described below), (3) Riverside had the right to require Imagine Investments to exercise the Option for up to 200,000 shares of common stock of the Issuer underlying the Option, and (4) Riverside granted to Imagine Investments a right of first refusal, for a period of 18 months following the date of the Stock Purchase Agreement, on all of the shares of common stock of the Issuer held by Riverside other than the 250,000 shares purchased by Imagine

Investments under the Stock Purchase Agreement (estimated to be approximately 3,599,113 shares (43.9%). As described below, the Option was eventually exercised in full by Imagine Investments, including through the use of the put option by Riverside. Imagine Investments’ right of first refusal under the Stock Purchase Agreement expired on April 5, 2000, without being exercised. In addition, under the Stock Purchase Agreement, (1) Riverside assigned its rights under that certain Registration Rights Agreement dated September 2, 1993, between Riverside and the Issuer, with respect to the shares of common stock of the Issuer acquired by Imagine Investments under the Stock Purchase Agreement, and (2) upon request by Imagine Investments, Riverside agreed to use its best efforts to cause the Issuer to effect the securities law registration of the common stock of the Issuer held by Imagine Investments. The Option could not be exercised by Imagine Investments to the extent it would cause Imagine Investments to become an “interested stockholder,” within the meaning of Section 203 of the Delaware General Corporation Law, of the Issuer unless the Board of Directors of the Issuer approved the acquisition by Imagine Investments of more than 15% of the outstanding common stock of the Issuer.

(c)	On or about November 5, 1998, Riverside exercised its put option under the Stock Purchase Agreement and required Imagine Investments to purchase 200,000 shares of common stock of the Issuer underlying the Option from Riverside.

(d)	On or about December 14, 1998, Imagine Investments acquired 185,000 shares of common stock of the Issuer pursuant to its exercise of a portion of the Option.

(e)	On December 29, 1998, Imagine Investments purchased from Riverside 82,000 shares of common stock of the Issuer, which shares were not subject to the Option, for $3.75 per share.

(f)	On or about January 26, 1999, Imagine Investments exercised the remainder of the Option and acquired 365,000 shares of common stock of the Issuer from Riverside.

(g)	On August 31, 1999, Riverside, borrowed $1,800,000 (as the same has been, and may be further, amended, modified and renewed from time to time, the “1999 Loan”) from Imagine Investments. On August 31, 2000, the 1999 Loan was modified and renewed and, in connection therewith, Riverside executed and delivered to Imagine Investments a promissory note in the principal amount of $2,021,628, which note amended and restated in its entirety the existing note in the principal amount of $1,800,000. The 1999 Loan was secured by, among other things, 758,155 shares of common stock of the Issuer owned by Riverside (921,845 shares were initially pledged, but 81,970 were released pursuant to a letter agreement dated August 30, 1999, between Riverside and Imagine Investments, and 81,720 shares were released on August 31, 2000, in connection with the modification and renewal of the 1999 Loan) (as such number of shares may be further modified from time to time, the “1999 Pledged Shares”). The 1999 Pledged Shares represented approximately 9.1% of the issued and outstanding shares of common stock of the Issuer as of October 31, 2002. As additional security for the 1999 Loan, Riverside assigned to Imagine Investments any and all registration rights of Riverside with respect to, among other things, the shares of common stock of the Issuer held by Riverside to the extent Imagine Investments has foreclosed upon or otherwise acquired the same. The 1999 Loan has reached its maturity date several times without being paid but has been extended several times, most recently pursuant to that certain Third Amendment to Loan Agreement and Note dated as of November 30, 2002. See Item 6(n) below.

(h)	On or about December 19, 2000, Imagine Investments transferred to Stone Investments 1,082,000 shares of common stock of the Issuer for and in consideration of $4.3125 per share or $4,666,125 in the aggregate.

(i)	On or about March 5, 2001, Stone Investments transferred to Imagine Investments 615,000 shares of common stock of the Issuer for and in consideration of $3.28 per share or $2,017,200 in the aggregate.

(j)	During the period of March through August 2001, Imagine Investments acquired from several persons 11% Secured Promissory Notes dated April 1, 1999 (collectively, the “11% Notes”) with an outstanding principal balance of $9,500,000 (the holders of the Notes being called, collectively, the “Holders”). The 11% Notes were originally sold by Riverside on or about April 1, 1999, pursuant to a Credit Agreement (the “11% Note Credit Agreement”) dated as of April 1, 1999, between Riverside and the Holders and. the 11% Notes. Imagine Investments acquired the 11% Notes pursuant to, among other things, several individual Purchase and Sale of Notes and Interest in Collateral Documents Agreements (collectively, the “Purchase Agreements”) entered into between Imagine Investments and various Holders. Pursuant to the Purchase Agreements, Imagine Investments acquired the 11% Notes in exchange for cash and delivery to the Holders of an aggregate of 601,790 shares of common stock of the Issuer held by Imagine Investments (the “11% Note Purchase Shares”). The Purchase Agreements provided that Imagine Investments had the absolute, irrevocable, and unconditional right and option to purchase the 11% Note Purchase Shares between the date of closing of the purchase of the 11% Notes and December 31, 2001, at a price of $5.025 per share, subject to adjustment as provided therein. The Purchase Agreements also provided that the Holders had the absolute, irrevocable, and unconditional right and the option to require Imagine Investments to purchase the 11% Note Purchase Shares between the date of closing of the purchase of the 11% Notes and December 31, 2001, at a price of $5.025 per share, subject to adjustment as provided therein. Additionally, between the date of closing of the purchase of the 11% Notes and December 31, 2001, Imagine Investments had the right to vote the 11% Note Purchase Shares. As a result of the put/call option and voting provisions of the Purchase Agreements, Imagine Investments was deemed to continue to be the beneficial owner of the 11% Note Purchase Shares. On or about November 1, 2001, Imagine Investments exercised its call option under the Purchase Agreements and purchased all right, title, and interest in and to the 11% Note Purchase Shares for a purchase price of $5.43 per share, or $3,265,733.80 in the aggregate. The 11% Note Purchase Shares represented approximately 7.2% of the issued and outstanding shares of common stock of the Issuer as of October 31, 2002. The 11% Notes were secured by, among other things, a second lien on 2,016,168 shares of common stock of the Issuer owned by Riverside (the “11% Note Pledged Shares”), which shares represented approximately 24.3% of the issued and outstanding common stock of the Issuer as of October 31, 2002. The 11% Note Pledged Shares were pledged pursuant to the Pledge and Security Agreement (the “11% Note Pledge Agreement”) dated as of April 1, 1999, executed by Riverside and Mitchell W. Legler, as agent for the Holders. Pursuant to the 11% Note Pledge Agreement, Riverside may not sell or encumber the 11% Note Pledged Shares except pursuant to the 11% Note Credit Agreement and the Intercreditor Agreement referred to therein. The 11% Notes have reached their maturity date several times without being paid but have been extended several times, most recently pursuant to that certain Third Amendment to Credit Agreement and Notes dated as of June 25, 2002. See Item 6(o) below.

(k)	On June 25, 2002, the maturity date of the 1999 Loan was extended from December 15, 2000, to September 30, 2002, pursuant to that certain Amendment to Loan Agreement and Note dated as of June 25, 2002.

(l)	On June 25, 2002, the maturity date of the 11% Notes was extended from September 30, 2000, to September 30, 2002, pursuant to that certain Amendment to Credit Agreement and Notes dated as of June 25, 2002.

(m)	Commencing on August 5, 2002 and continuing through February 7, 2003, Imagine Investments loaned Riverside an additional aggregate $858,799 pursuant to various Promissory Notes, which loans were secured by the 1999 Pledged Shares (the “2002/2003 Loans”).

(n)

On September 30, 2002, the maturity date of the 1999 Loan was extended from September 30, 2002, to November 30, 2002, pursuant to that certain Second Amendment to Loan Agreement and Note dated September 30, 2002. On November 30,

2002, the maturity date of the 1999 Loan was extended from November 30, 2002, to January 31, 2003 pursuant to that certain Third Amendment to Loan Agreement and Note dated November 30, 2002.

(o)	On September 30, 2002, the maturity date of the 11% Notes was extended from September 30, 2002, to November 30, 2002, pursuant to that certain Second Amendment to Credit Agreement and Notes dated September 30, 2002. On November 30, 2002, the maturity date of the 11% Notes was extended from November 30, 2002, to January 31, 2003 pursuant to that certain Third Amendment to Credit Agreement and Notes dated November 30, 2002.

(p)	On April 4, 2003, Imagine Investments entered into that certain Agreement for Conveyance of Shares of Wickes, Inc. in Lieu of Foreclosure and Bill of Sale dated as of April 2003 pursuant to which Imagine Investments acquired the 1999 Pledged Shares, the 11% Note Pledged Shares, and an additional 23,420 shares (the “Additional Issuer Shares” and, together with the 1999 Pledged Shares and the 11% Note Pledged Shares, the “Wickes Shares”) of the Issuer that were not otherwise pledged to it. Pursuant to the terms of the April 2003 Agreement, 717,923 shares of the 1999 Pledged Shares were acquired by Imagine Investments in exchange for the deemed payment of $3,589,615.17 of the principal amount outstanding, plus accrued interest through March 31, 2003, on the 1999 Loan and the 2002/2003 Loans. Additionally, 40,232 shares of the 1999 Pledged Shares, the 11% Note Pledged Shares, and the Additional Issuer Shares were acquired by Imagine Investments in exchange for the deemed payment of $10,399,099.83 of the $12,590,022.73 principal amount outstanding, plus accrued interest through March 31, 2003, on the 11% Notes. The parties to the April 2003 Agreement agreed that the amount of the foregoing indebtedness exchanged for the common stock of the Issuer acquired pursuant thereto was calculated to be $5.00 of indebtedness per each share of common stock of the Issuer even though the parties believed that the fair market value of a share of common stock of the Issuer as of that date was substantially less. In addition, Imagine Investments has agreed to pay Riverside certain amounts that Imagine Investments receives with respect to the Wickes Shares upon the sale, liquidation, or redemption thereof if certain conditions are met.

(q)	On April 4, 2003, Imagine Investments entered into that certain Letter Agreement dated April 4, 2003, between Imagine Investments and Riverside (the “Liberty Option Agreement”) pursuant to which Riverside granted to Imagine Investments an option to purchase the 53,700 shares of common stock of the Issuer that are pledged to Liberty Savings Bank to secure indebtedness owed to Liberty Savings Bank by Riverside (the “Liberty Loan”) for an exercise price of $5.00 per share. Pursuant to the provisions of the Liberty Option Agreement, the term of the option commenced on April 4, 2003 and expired without being exercised by Imagine Investments.

(r)	On or about June 4, 2003, Stone Investments transferred to Imagine Investments 467,000 shares of common stock of the Issuer for and in consideration of $3.298 per share or $1,540,300 in the aggregate.

(s)	As of October 1, 2003, Imagine Investments and the Issuer entered into the October 2003 Letter Agreement pursuant to which Imagine agreed to provide up to $10,500,000 of financing in the form of a loan (the 2003 Loan) to the Issuer on or before December 12, 2003, to enable it to make a cash tender offer for its 2003 Senior Subordinated Notes and pursuant to which Imagine Investments could have acquired up to 10,500,000 additional shares of the common stock of the Issuer if such 2003 Loan was made. On January 12, 2004, the Issuer announced that it has terminated its tender offer for such 2003 Senior Subordinated Notes. The commitment contained in the October 2003 Letter Agreement expired on January 12, 2004.

(t)	As of November 5, 2003, the Issuer, Imagine Investments, and Robert T. Shaw entered into the Voting Agreement. The Voting Agreement terminated on December 31, 2003.

Item 7.	Material to be Filed as Exhibits.

7.1. Stock Purchase Agreement dated as of October 5, 1998, between Riverside and Imagine Investments, pursuant to which, among other things, (1) Imagine Investments purchased 250,000 shares of common stock of the Issuer from Riverside, (2) Riverside granted to Imagine Investments an option to purchase 750,000 shares of common stock of the Issuer held by Riverside, (3) Riverside had the right to put up to 200,000 shares of common stock of the Issuer underlying such option to Imagine Investments, and (4) Riverside granted to Imagine Investments a right of first refusal with respect to up to all of the shares of common stock of the Issuer held by Riverside other than the 250,000 shares purchased by Imagine Investments (incorporated by reference to Exhibit A of the Schedule 13D, filed with the Securities and Exchange Commission on October 15, 1998 (File No. 005-42945)).

7.2. Amendment No. 1 to Stock Purchase Agreement dated as of November 4, 1998, between Riverside and Imagine Investments (incorporated by reference to Exhibit B of Amendment No. 1 to the Schedule 13D, filed with the Securities and Exchange Commission on November 24, 1998 (File No. 005-42945)).

7.3. Amendment No. 2 to Stock Purchase Agreement dated as of November 18, 1998, between Riverside and Imagine Investments (incorporated by reference to Exhibit C of Amendment No. 1 to the Schedule 13D, filed with the Securities and Exchange Commission on November 24, 1998 (File No. 005-42945)).

7.4. Amendment No. 3 to Stock Purchase Agreement dated as of November 30, 1998, between Riverside and Imagine Investments.*

7.5. Amendment No. 4 to Stock Purchase Agreement dated as of December 9, 1998, between Riverside and Imagine Investments.*

7.6. Amendment No. 5 to Stock Purchase Agreement dated as of December 23, 1998, between Riverside and Imagine Investments (incorporated by reference to Exhibit B of Amendment No. 2 to the Schedule 13D, filed with the Securities and Exchange Commission on January 19, 1999 (File No. 005-42945)).

7.7. Letter agreement re: 82,000 shares acquired by Imagine Investments on 12/29/98.*

7.8. Letter Agreement dated effective January 25, 1999, between Imagine Investments and Riverside, extending the term of the Option under the Stock Purchase Agreement (incorporated by reference to Exhibit B of Amendment No. 3 to the Schedule 13D, filed with the Securities and Exchange Commission on February 8, 1999 (File No. 005-42945)).

7.9. Letter Agreement dated January 26, 1999, between Imagine Investments and Riverside, regarding the exercise of the remainder of the Option (incorporated by reference to Exhibit C of Amendment No. 3 to the Schedule 13D, filed with the Securities and Exchange Commission on February 8, 1999 (File No. 005-42945)).

7.10. Credit Agreement dated as of April 1, 1999, among Riverside, as borrower, the Holders, as lenders, and Mitchell W. Legler, as agent for the Holders, relating to the extension of credit by the Holders to Riverside in the aggregate original principal amount of $10,000,000 (incorporated by reference to Exhibit 4.1(a) to Riverside’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1999).

7.11. Form of 11% Secured Promissory Note dated April 1, 1999 (incorporated by reference to Exhibit 4.1(b) to Riverside’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1999).

7.12. Pledge and Security Agreement dated as of April 1, 1999, between Riverside and Mitchell W. Legler, as agent for the Holders, relating to, among other things, the shares of common stock of the Issuer pledged by Riverside to Mitchell W. Legler, as agent for the Holders, to secure the extension of credit by the Holders to Riverside in the aggregate original principal amount of $10,000,000, which pledge is subject to the prior pledge of such shares by Riverside to American Founders Life Insurance Company.*

7.13. Intercreditor Agreement dated as of August 24, 1999, among the Holders, Mitchell W. Legler, as agent for the Holders, and American Founders Life Insurance Company, relating to the priority of AFL with respect to, among other things, the 11% Note Pledged Shares.*

7.14. Letter Agreement dated August 30, 1999, between Riverside and Imagine Investments, releasing 81,970 shares of common stock of the Issuer held by Riverside from a pledge by Riverside to Imagine Investments to secure the $1,800,000 loan.*

7.15. Loan Agreement dated as of August 31, 1999, between Imagine Investments, as lender, and Riverside, as borrower, relating to the $1,800,000 loan (incorporated by reference to Exhibit 4.1(a) to Riverside’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999).

7.16. Demand Promissory Note dated August 31, 1999, by Riverside in favor of Imagine Investments, in the principal amount of $1,800,000 (incorporated by reference to Exhibit 4.1(b) to Riverside’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999).

7.17. Stock Pledge Agreement dated as of August 31, 1999, between Riverside and Imagine Investments, relating to the shares of common stock of the Issuer pledged by Riverside to Imagine Investments to secure the $1,800,000 loan (incorporated by reference to Exhibit 4.1(c) to Riverside’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999).

7.18. First Amendment to Loan Agreement and Stock Pledge Agreements dated as of August 31, 2000, between Imagine Investments, as lender, and Riverside, as borrower, renewing and modifying the $1,800,000 loan, including increasing the principal amount thereof to $2,021,628.01 (incorporated by reference to Exhibit 4.1(c) to Riverside’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000).

7.19. First Amended and Restated Promissory Note dated August 31, 2000, by Riverside in favor of Imagine Investments, in the principal amount of $2,021,628.01 (incorporated by reference to Exhibit 4.1(d) to Riverside’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000).

7.20. First Amendment to Pledge and Security Agreement dated as of September 15, 2000, between Riverside and Mitchell W. Legler, as agent for the Holders, relating to the addition of collateral to secure the extension of credit by the Holders to Riverside in the aggregate original principal amount of $10,000,000, which pledge is subject to the prior pledge of such shares by Riverside to American Founders Life Insurance Company.*

7.21. Estoppel Agreement dated as of February 20, 2001, between Riverside and Imagine Investments, pursuant to which, among other things, Riverside warrants the validity and enforceability of the 11% Notes.*

7.22. Assignment of Notes and Interest in Collateral Documents dated February 7, 2001, among Imagine Investments and Cecil Altmann, pursuant to which such person assigned the 11% Note in favor of such person to Imagine Investments.*

7.23. Assignment of Notes and Interest in Collateral Documents dated February 15, 2001, among Imagine Investments and Southern Farm Bureau Casualty Insurance Company, pursuant to which such entity assigned the 11% Note in favor of such entity to Imagine Investments. *

7.24. Nonrecourse Assignment of Loan Documents dated February 15, 2001, between Imagine Investments and American Centennial Insurance Company, pursuant to which American Centennial Insurance Company assigned the 11% Note in its favor to Imagine Investments.*

7.25. Form of Purchase and Sale of Notes and Interest in Collateral Documents Agreement, among Imagine Investments, Stone Holdings, as guarantor, and each of the following Holders on the dates indicated, pursuant to which such Holder assigned the 11% Note in favor of such Holder to Imagine Investments: Kenneth M. Kirschner (March 20, 2001); Lovco, Inc. (March 20, 2001); Creek Farms Corp. (March 20, 2001); East Adams Corporation (March 20, 2001); Frederick H. Schultz 1994 Trust (March 20, 2001); Fujita Investment Company Limited (March 26, 2001); and North American Company for Life and Health Insurance (April 6, 2001) (incorporated by reference to Exhibit 1 of Amendment No. 4 to the Schedule 13D, filed with the Securities and Exchange Commission on September 18, 2001 (File No. 005-42945)).

7.26. Allonges, between Imagine Investments and each of the following Holders on the dates indicated, pursuant to which such Holder assigned the 11% Note in favor of such Holder to Imagine Investments: Bost & Company (Note 008 and Note 009) and Pitt & Company (Note 010 and Note 011).*

7.27. Forbearance Agreement dated as of March 1, 2001, between Imagine Investments and Riverside, relating to the forbearance by Imagine Investments of the enforcement of its rights with respect to the 11% Notes (incorporated by reference to Exhibit 4.1(i) to Riverside’s Annual Report on Form 10-K for the year ended December 31, 2000).

7.28. Forbearance Agreement dated as of April 13, 2001, between Imagine Investments and Riverside, relating to the forbearance by Imagine Investments of the enforcement of its rights with respect to the 11% Notes (incorporated by reference to Exhibit 4.1(b) to Riverside’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2001).

7.29. Forbearance Agreement dated as of May 14, 2001, between Imagine Investments and Riverside, relating to the forbearance by Imagine Investments of the enforcement of its rights with respect to the 11% Notes (incorporated by reference to Exhibit 4.1(c) to Riverside’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2001).

7.30. Forbearance Agreement dated as of June 15, 2001, between Imagine Investments and Riverside, relating to the forbearance by Imagine Investments of the enforcement of its rights with respect to the 11% Notes (incorporated by reference to Exhibit 4.1(a) to Riverside’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001).

7.31. Forbearance Agreement dated as of July 15, 2001, between Imagine Investments and Riverside, relating to the forbearance by Imagine Investments of the enforcement of its rights with respect to the 11% Notes (incorporated by reference to Exhibit 4.1(b) to Riverside’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001).

7.32. Amendment to Loan Agreement and Note dated as of June 25, 2002, between Riverside and Imagine Investments, pursuant to which, among other things, the maturity date of the 1999 Loan was extended to September 30, 2002.*

7.33. Amendment to Credit Agreement and Notes dated as of June 25, 2002, between Riverside and Imagine Investments, pursuant to which, among other things, the maturity date of the 11% Notes was extended to September 30, 2002.*

7.34. Promissory Note dated August 5, 2002, by Riverside in favor of Imagine Investments, in the principal amount of $116,000.*

7.35. Second Amendment to Loan Agreement and Note dated as of September 30, 2002, between Riverside and Imagine Investments, pursuant to which, among other things, the maturity date of the 1999 Loan was extended to November 30, 2002.**

7.36. Third Amendment to Loan Agreement and Note dated as of November 30, 2002, between Riverside and Imagine Investments, pursuant to which, among other things, the maturity date of the 1999 Loan was extended to January 31, 2003.**

7.37. Second Amendment to Credit Agreement and Notes dated as of September 30, 2002, between Riverside and Imagine Investments, pursuant to which, among other things, the maturity date of the 11% Notes was extended to November 30, 2002.**

7.38. Third Amendment to Credit Agreement and Notes dated as of November 30, 2002, between Riverside and Imagine Investments, pursuant to which, among other things, the maturity date of the 11% Notes was extended to January 31, 2003.**

7.39. Agreement for Conveyance of Shares of Wickes, Inc. in Lieu of Foreclosure and Bill of Sale dated as of April 4, 2003, by and among Riverside, J. Steven Wilson, Wilson Financial Corporation, and Imagine Investments.**

7.40. Letter Agreement dated as of April 4, 2003, between Imagine Investments and Riverside, providing for the grant of an option to purchase 53,700 shares of common stock of Wickes, Inc. to Imagine Investments from Riverside.**

7.41. Power of Attorney.**

7.42. Letter Agreement dated October 1, 2003, between Imagine Investments and Wickes, Inc. pursuant to which Imagine Investments agreed to provide certain financing to Wickes, Inc. (incorporated by reference to the exhibit of the same number of Amendment No. 8 to the Schedule 13D, filed with the Securities and Exchange Commission on October 30, 2003 (File No. 005-42945)).

7.43. Voting Agreement dated November 5, 2003, among Wickes, Inc., Imagine Investments, and Robert T. Shaw (incorporated by reference to the exhibit of the same number of Amendment No. 9 to the Schedule 13D, filed with the Securities and Exchange Commission on December 12, 2003 (File No. 005-42945)).

7.44. Amended and Restated Letter Agreement dated December 10, 2003, between Imagine Investments and Wickes, Inc.+

7.45. Joint Filing Statement+

*	Incorporated by reference to the exhibit of the same number of Amendment No. 6 to the Schedule 13D, filed with the Securities and Exchange Commission on August 27, 2002.

**	Incorporated by reference to the exhibit of the same number of Amendment No. 7 to the Schedule 13D, filed with the Securities and Exchange Commission on April 21, 2003.

+	Filed herewith.

[Signature page follows.]

SIGNATURE

After reasonable inquiry, and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

IMAGINE INVESTMENTS, INC., a Delaware corporation

By:	/s/ GARY M. GOLTZ

Name: Title: Date:	Gary M. Goltz Vice President February 6, 2004

STONE INVESTMENTS, INC., a Delaware corporation

By:	/s/ GARY M. GOLTZ

Name: Title: Date:	Gary M. Goltz Vice President February 6, 2004

STONE CAPITAL, INC., a Delaware corporation

By:	/s/ GARY M. GOLTZ

Name: Title: Date:	Gary M. Goltz Vice President February 6, 2004

STONE HOLDINGS, INC., a Delaware corporation

By:	/s/ GARY M. GOLTZ

Name: Title: Date:	Gary M. Goltz Executive Vice President February 6, 2004

P.S.F. HOLDINGS LIMITED PARTNERSHIP, a Texas limited partnership

By: Winn Holdings, LLC,
a Texas limited liability company, its general partner

By:	*

Kathryn Fail Luttrull Sole member
Date:

THE MARITAL TRUST

By:	*

James M. Fail Trustee
Date:

THE JAMES M. FAIL LIVING TRUST

By:	*

James M. Fail Trustee
Date:

*

James M. Fail
Date:

WINN HOLDINGS, LLC, a Texas limited liability company

By:	*

Kathryn Fail Luttrull Sole member
Date:

*

Kathryn Fail Luttrull
Date:

/s/ GARY M. GOLTZ

*By Gary M. Goltz, as Attorney-in-Fact
Date:	February 6, 2004

SCHEDULE I

IMAGINE INVESTMENTS, INC.

The following is a list of all executive officers and directors of Imagine Investments, Inc., the present principal occupation of each of which (unless otherwise indicated) is serving in the capacities hereinafter set forth and in other capacities set forth on this Schedule 1, as applicable. Unless otherwise indicated, each officer’s and director’s business address is c/o Stone Investments, Inc., 8150 North Central Expressway, Suite 1901, Dallas, Texas 75206. Unless otherwise indicated, the name, principal business and address of any corporation or other organization in which such present principal occupation or employment of the following persons is conducted is c/o Stone Investments, Inc., 8150 North Central Expressway, Suite 1901, Dallas, Texas 75206.

Robert T. Shaw	President and Director
Harry T. Carneal	Executive Vice President and Director
R. Brad Oates	Director
Gary M. Goltz	Vice President and Secretary
Charles Greiner(1)	Vice President
Patricia W. Gliessner	Vice President and Assistant Secretary
Jay Bryan	Treasurer
Gordon Lewaren	Assistant Treasurer
Dianne Richardson	Assistant Secretary

STONE INVESTMENTS, INC.

The following is a list of all executive officers and directors of Stone Investments, Inc., the present principal occupation of each of which (unless otherwise indicated) is serving in the capacities hereinafter set forth and in other capacities set forth on this Schedule 1, as applicable. Unless otherwise indicated, each officer’s and director’s business address is c/o Stone Investments, Inc., 8150 North Central Expressway, Suite 1901, Dallas, Texas 75206. Unless otherwise indicated, the name, principal business and address of any corporation or other organization in which such present principal occupation or employment of the following persons is conducted is c/o Stone Investments, Inc., 8150 North Central Expressway, Suite 1901, Dallas, Texas 75206.

James M. Fail	Chairman of the Board, Chief Executive Officer and Director
Harry T. Carneal	President, Treasurer and Director
R. Brad Oates	Director
Jay Bryan	Vice President
Gary M. Goltz	Vice President, General Counsel and Secretary
Gordon Lewaren	Assistant Treasurer
Mark S. Powell	Assistant Secretary
Kathryn Fail Luttrull	Assistant Secretary
Diane Richardson	Assistant Secretary

STONE CAPITAL, INC.

The following is a list of all executive officers and directors of Stone Capital, the present principal occupation of each of which (unless otherwise indicated) is serving in the capacities hereinafter set forth and in other capacities set forth on this Schedule 1, as applicable. Unless otherwise indicated, each officer’s and director’s business address is c/o Stone Investments, Inc., 8150 North Central Expressway, Suite 1901, Dallas, Texas 75206. Unless otherwise indicated, the name, principal business and address of any corporation or other organization in which such present principal occupation or employment of the following persons is conducted is c/o Stone Investments, Inc., an investment company, 8150 North Central Expressway, Suite 1901, Dallas, Texas 75206.

24

James M. Fail	Chairman of the Board, Chief Executive Officer and Director
Harry T. Carneal	President, Treasurer, Secretary and Director
Gary M. Goltz	Vice President, General Counsel and Assistant Secretary
Victoria L. Garrett (2)	Assistant Vice President, Assistant Secretary and Assistant Treasurer
Gordon Lewaren	Assistant Treasurer
Kathryn Fail Luttrull	Director
Marcia Fail Boykin	Director
Jay Bryan	Assistant Treasurer
Pam Norrell	Assistant Secretary
Diane Richardson	Assistant Secretary
Anna E. Dolak	Special Counsel

STONE HOLDINGS, INC.

The following is a list of all executive officers and directors of Stone Holdings, the present principal occupation of each of which (unless otherwise indicated) is serving in the capacities hereinafter set forth and in other capacities set forth on this Schedule 1, as applicable. Unless otherwise indicated, each officer’s and director’s business address is c/o Stone Investments, Inc., 8150 North Central Expressway, Suite 1901, Dallas, Texas 75206. Unless otherwise indicated, the name, principal business and address of any corporation or other organization in which such present principal occupation or employment of the following persons is conducted is c/o Stone Investments, Inc., an investment company, 8150 North Central Expressway, Suite 1901, Dallas, Texas 75206.

James M. Fail	Chairman of the Board, Chief Executive Officer and Director
Harry T. Carneal	President, Treasurer, Secretary and Director
Jay Bryan	Vice President
Gary M. Goltz	Executive Vice President, General Counsel and Assistant Secretary
Kathryn Fail Luttrull	Vice President and Director
Marcia Fail Boykin	Director
Gordon Lewaren	Assistant Treasurer
Mark S. Powell	Assistant Secretary
Tom Dwyer	Vice President of Strategy and Special Counsel
Diane Richardson	Assistant Secretary

P.S.F. HOLDINGS LIMITED PARTNERSHIP

The General Partner of P.S.F. Holdings Limited Partnership is Winn Holdings, LLC, a Texas limited liability company. For information pertaining to Winn Holdings, LLC, please see the cover pages and Items 2-6 contained in this Schedule 13D of which this Schedule 1 is a part.

THE MARITAL TRUST

James M. Fail is a trustee of the Marital Trust. For information pertaining to Mr. Fail, please see the cover pages and Items 2-6 contained in this Schedule 13D of which this Schedule 1 is a part.

THE JAMES M. FAIL LIVING TRUST

James M. Fail is a trustee of the James M. Fail Living Trust. For information pertaining to Mr. Fail, please see the cover pages and Items 2-6 contained in this Schedule 13D of which this Schedule 1 is a part.

WINN HOLDINGS, LLC

Kathryn Fail Luttrull is the sole member and manager of Winn Holdings, LLC. For information pertaining to Ms. Luttrull, please see the cover pages and Items 2-6 contained in this Schedule 13D of which this Schedule 1 is a part.

(1)	Mr. Greiner’s present principal employer is Azair, Inc., the address of which is P.O. Box 320159, Birmingham, Alabama 35232

(2)	Ms. Garrett’s present principal employer is Delaware Trust Capital Management Company, the address of which is 300 Delaware Avenue, 9th Floor, Wilmington, DE 19801.